[Letterhead of Bracewell & Giuliani LLP]

May 16, 2007

By EDGAR and by Facsimile (202) 772-9368

Securities and Exchange Commission

100 F Street

Washington, DC  20549

Attention:	Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance

Re:	Santa Fe Energy Trust
Item 4.02(a) Form 8-K filed May 3, 2007
File No. 1-11450

Dear Ms. Davis:

Thank you for your letter dated May 10, 2007 regarding the above-referenced filing.  We represent The Bank of New York Trust Company, N.A., as trustee (the “Trustee”) of Santa Fe Energy Trust.  The following responses are numbered to correspond to the Staff’s comments.

1.             In response to your comment, the Trustee confirms that when Santa Fe Energy Trust amends its periodic reports to file its restated financial statements, the filing will describe the effect of the restatement on the Trustee’s conclusions regarding the effectiveness of Santa Fe Energy Trust’s disclosure controls and procedures.

At your request, Santa Fe Energy  Trust acknowledges that:

Santa Fe Energy Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Santa Fe Energy Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 512-542-2122.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Thomas W. Adkins

Thomas W. Adkins

Copies:                                Ms. Jennifer Goeken                    (By Facsimile:  202-772-9368)

Division of Corporation Finance

Mr. Mike Ulrich

Vice President

The Bank of New York Trust Company, N.A.

Global Corporate Trust

Mr. Robert E. Bailey
Managing Counsel
The Bank of New York
One Wall Street, 29th Floor
New York, New York 10286